1/6

07028431

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advanced Explorations Inc.

*CURRENT ADDRESS 81 Jessie Avenue, Box 227
Campbellville, Ontario L0P 1B0
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

FILE NO. 82- 35739 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 12/3/07

082-35139

ARIS 12-31-06

Advanced Explorations Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2006

General

This Management Discussion and Analysis is dated April 30, 2007 and reflects the twelve month period ended December 31, 2006 and should be read in conjunction with the annual audited financial statements and all notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in Canadian dollars.

Overall Performance

For the year ended December 31, 2006, the Company's cash position worsened to nil at December 31, 2006 from $436 at December 31, 2005. The Company will require additional capital in order to fund its general working capital and for any prospective transaction or acquisition.

On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of a promissory note.

Selected Annual Information

	2006 ($)	**2005 ($)**	**2004 ($)**
Total Revenues	$ --	$ --	$ --
Net Loss	$(231,115)	$(387,610)	$(176,609)
Loss per share	$(0.03)	$(0.05)	$(0.01)
Total assets	$ --	$70,436	$7,979
Working capital	$(798,342)	$(668,619)	$(651,265)
Shareholders equity	$(798,342)	$(668,619)	$(651,265)
Capital stock	$2,492,152	$2,390,760	$2,257,445
Contributed Surplus	$236,941	$236,941	$ --
Retainer earnings	$(3,527,435)	$(3,296,320)	$(2,908,710)

Results of Operations

The Company is currently being reactivated. For the twelve months ended December 31, 2006, the Company had a net loss of $231,115. The decreased amount of loss over the comparable year ended December 31, 2005 of $387,610 was largely due to a decrease in corporate activity. The Company generated no revenue during the quarter.

Liquidity and Capital Resources

The Company's common shares resumed trading on the NEX board of the TSX Venture Exchange on October 12, 2004.

At December 31, 2006, the Company had a cash position of $ nil (2005 - $436) and a negative working capital of $798,342 (2005 – $668,619). The balance due on a line of credit amounted to $50,000 (2005 - $50,000). Accounts payable at December 31, 2006 amounted to $227,905 (2005 - $119,262).

A term loan with a maturity date of November 17, 2005 was extended.

Disclosure and Internal Controls

Due to the limited number of appropriately qualified staff, there is little segregation of duties within the financial internal control environment of the Company. Functions that would normally be segregated within a typical control environment are performed by one individual and the preparation and authorization of certain activities that would normally be separated are not as only one member of staff is responsible for substantially all of the day-to-day finance functions and the financial reporting of the Company. The Company relies on certain compensating controls, including substantive periodic review of the financial statements, to ensure that disclosure controls and procedures are effective.

There have been no significant changes to the Company's internal control environment during the twelve months ended December 31, 2006 that would have materially effected the Company's internal controls over financial reporting.

Outlook and Subsequent Events

The Company is continuing its efforts to reactivate by way of acquiring or entering into new business, subject to regulatory and shareholder approval as required.

Subsequent to the year end, the following transactions have occurred:

(a) On January 12, 2007, the Company issued 85,000 stock options at $0.20 each to an individual who became CFO and Director on January 10, 2007. The stock options vested immediately and expire in January 2012.

(b) On January 17, 2007 the Company closed a private placement for gross proceeds of $200,000 comprised of 1,000,000 units at $0.20 per unit. Each unit comprises of one share and one share purchase warrant exercisable at $0.25, for a term of 1 year from the date of distribution.

(c) On January 29, 2007 the Company entered into a joint venture agreement with Roche Bay to exploit extensive magnetite deposits in northern Canada. The agreement gives the Company an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. The Company assumes the responsibility for raising financing and managing the completion of the feasibility study.

(d) On March 30, 2007, the Company entered into an agreement with a syndicate of agents to raise up to $20,000,000 by way of a private placement. The financing will be used to fund operations related to the Option Agreement with Roche Bay. The private placement offering will be comprised of non flow-through units at a price of $1.25 per unit and flow-through shares at the price of $1.50 per unit. Each non flow-through unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $2.00 for a period of 2 years from the closing date. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date.

(e) On April 23, 2007, the Company completed $1,000,000 of the $1,500,000 debt financing sought in connection with the Roche Bay transaction. The non-recourse loans were advanced by a director of the Company. A bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share. The loans bear interest at 10% per annum and shall be payable upon completion of the Roche Bay transaction. The loan proceeds will be lent to Roche Bay pursuant to a further loan agreement. Should the Roche Bay transaction not be completed, the Company shall be released from all liability related to the loans and Roche Bay shall be wholly responsible for the repayment of the loans and all amounts related thereto.

Risks and Uncertainties

There can be no certainty that the Company will be able to acquire any asset(s) or new business(es).

Advanced Explorations Inc.

Consolidated Financial Statements

December 31, 2006 and 2005

MOORE STEPHENS COOPER MOLYNEUX LLP
CHARTERED ACCOUNTANTS

8th Floor, 701 Evans Avenue
Toronto, Ontario
Canada M9C 1A3

Telephone: (416) 626-6000
Facsimile: (416) 626-8650
Web Site: www.mscm.ca

Auditors' Report

To the Shareholders of
Advanced Explorations Inc.

We have audited the consolidated balance sheets of Advanced Explorations Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed: ***"Moore Stephens Cooper Molyneux LLP"***

Chartered Accountants

Toronto, Ontario
March 27, 2007

Advanced Explorations Inc.

Consolidated Balance Sheets
December 31, 2006 and 2005

		2006		2005
Assets				
Current assets				
Cash	$	-	$	436
Accounts receivable		-		70,000
	$	-	$	70,436
Liabilities				
Current liabilities				
Bank indebtedness *(note 3)*	$	**50,000**	$	50,000
Accounts payable and accrued liabilities		**227,905**		119,262
Loans payable *(note 4)*		**161,457**		171,432
Promissory note *(note 5)*		**358,980**		398,361
		798,342		739,055
Deficiency in assets				
Share capital *(note 6)*		**2,492,152**		2,390,760
Contributed surplus *(note 6)*		**236,941**		236,941
Deficit		**(3,527,435)**		(3,296,320)
		(798,342)		(668,619)
	$	-	$	70,436

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board

Signed: "Gary Williams"

Gary Williams

Signed: "Clara Mancini"

Clara Mancini

Consolidated Statements of Operations
for the years ended December 31, 2006 and 2005

		2006		2005
Expenses				
Consulting fees	$	**71,500**	$	10,563
Interest and bank charges		**59,276**		65,371
Professional fees		**43,056**		64,500
Travel		**34,077**		-
Shareholder information and filing fees		**16,860**		23,209
Office and general		**5,042**		4,218
Advertising and marketing		**1,304**		512
Stock option compensation *(note 6)*		-		219,236
		231,115		387,609
Loss before provision for income taxes		**(231,115)**		(387,609)
Recovery of income taxes *(note 7)*		-		-
Net loss for the years	$	**(231,115)**	$	(387,609)
Net loss per share - basic and fully diluted	$	**(0.03)**	$	(0.05)
Weighted average number of common shares		**8,363,439**		8,174,492

The accompanying notes are an integral part of these consolidated financial statements.

Advanced Explorations Inc.

Consolidated Statements of Deficit
for the years ended December 31, 2006 and 2005

	2006	2005
Deficit, beginning of years	**$ (3,296,320)**	$ (2,908,711)
Net loss for the years	**(231,115)**	(387,609)
Deficit, end of years	**$ (3,527,435)**	$ (3,296,320)

The accompanying notes are an integral part of these consolidated financial statements.

Advanced Explorations Inc.

Consolidated Statements of Cash Flows
for the years ended December 31, 2006 and 2005

		2006		2005
Cash flow from operating activities				
Cash paid to suppliers and employees	$	**(70,436)**	$	(145,847)
Cash flow from financing activities				
Increase in loans payable		-		54,784
Advances on line of credit		-		2,500
Private placement funds received		**70,000**		81,020
		70,000		138,304
Decrease in cash		**(436)**		(7,543)
Cash, beginning of years		**436**		7,979
Cash, end of years	$	-	$	436

The accompanying notes are an integral part of these consolidated financial statements.

1. Business of the Company

Advanced Explorations Inc. (the "Company") was previously a provider of customer relationship management software and services. The Company is currently being reactivated as a technology-based company, with a focus on providing vertically integrated technologies to the global minerals and petroleum exploration industries.

2. Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Going concern basis of presentation

As a result of operating losses over the past several years and the working capital deficiency as at December 31, 2006, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and its ability to reach profitable levels of operations. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of consolidation

These consolidated financial statements include the accounts of the Advanced Explorations Inc. ("AEI") and its wholly owned subsidiary Web Sights International Inc. ("WSI").

Income taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

Earnings (loss) per share

Basic earnings (loss) per share has been calculated on the basis of net income (loss) for the year divided by the weighted average number of Common shares outstanding during the year. Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of stock options and warrants outstanding at the end of the year, as if they had been exercised at the beginning of the year or the date granted, if later. Fully diluted earnings (loss) per share has not been presented as the effect is anti-dilutive as a result of having incurred losses in all periods presented.

2. Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in note 6. The Company follows the fair value-based method for stock-based compensation in accordance with the recommendations of Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", issued by the Canadian Institute of Chartered Accountants ("CICA"). All stock options awarded are accounted for using the fair value-based method. On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Recent accounting pronouncements

Financial instruments - recognition and measurement

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.

The Company does not believe that this new standard will have a significant impact on its consolidated results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and Section 3251, "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 1530 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530.

The Company does not believe that this new standard will have a significant impact on the presentation of its results of operations or financial position.

3. Bank Indebtedness

The bank indebtedness is due on demand, bears interest at prime plus 1%, and is guaranteed by an officer of the Company's subsidiary.

4. Loans Payable

		2006		2005
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.	$	**130,998**	$	115,407
Term loan, unsecured, bearing interest at 12% per annum, due on demand.		**30,459**		30,444
Demand loan, unsecured, bearing interest at 12.5% per annum, convertible into common shares at the lender's option at a price per common share as determined by the trading price of the shares at the close of business on the date of demand.		**-**		25,581
	$	**161,457**	$	171,432

On April 6, 2006, the Company entered into an agreement to settle the balance outstanding on the demand loan in the amount of $26,392 by way of the issuance of 52,785 common shares.

5. Promissory Note

		2006		2005
Promissory note, unsecured, bearing interest at 10% per annum, due on demand.	$	**358,980**	$	398,361

On April 6, 2006, the Company entered into an agreement to settle a portion of the promissory note in the amount of $75,000 by way of the issuance of 150,000 common shares.

6. Share Capital

Common shares

Authorized

Unlimited Common shares

Issued

	Issued		**Amount**
Balance at December 31, 2004	**24,523,181**	**$**	**2,257,445**
Share consolidation (a)	**(16,348,689)**		-
Private placement (b)	**503,400**		**133,315**
Balance at December 31, 2005	**8,677,892**		**2,390,760**
Issuance of shares for debt (c)	**202,785**		**101,392**
Balance at December 31, 2006	**8,880,677**	**$**	**2,492,152**

6. Share Capital - continued

(a) The Company undertook a share consolidation whereby one new common share was issued for three old common shares.

(b) The Company issued 503,400 units at a price of $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional share at $0.40 for a period of one year from the date of distribution. The warrants have been assigned a fair value of $17,705 which has been included in contributed surplus.

(c) On April 6, 2006, the Company issued 202,785 common shares valued at $101,392 to settle a demand loan and a portion of the promissory note *(notes 4 and 5).*

Options

The Company has in effect a Stock Option Plan (the "Plan") that provides for the potential grant of options to officers, directors, employees and consultants to purchase an authorized number of 810,000 common shares. The terms of the awards under the Plan are determined by a Board appointed committee.

Transactions during the year were as follows:

	Outstanding			Exercisable	
	number		*weighted average exercise price*	*number*	*weighted average expiry date*
Opening balance	560,000	$	0.51	560,000	March 14, 2010
Issued	-	$	-	-	
Forfeited	(100,000)	$	0.51	(100,000)	
Closing balance	460,000			460,000	

The fair value of the 660,000 stock options granted during 2005 was determined to be $219,236 using the Black-Scholes model for pricing options. The amount has been included in stock option compensation expense and contributed surplus for the year ended December 31, 2005. Of the options issued during 2005, 100,000 of the options were forfeited during 2005 and a further 100,000 of the options were forfeited during 2006.

The following weighted average assumptions were used to calculate the fair value of the options:

Dividend yield	NIL
Risk free interest rate	3.76%
Expected stock volatility	75%
Expected life	5 years

7. Income Taxes

a) Provision for Income Taxes - Current

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36.12% (2005 - 36.12%) were as follows:

	2006	2005
Loss before provision for income taxes	$ 231,115	$ 387,609
Expected income tax asset based on statutory rate	$ 83,479	$ 140,005
Adjustments resulting from:		
Valuation allowance	(83,479)	(140,005)
Provision for income taxes - Current	$ -	$ -

b) Future Income Taxes

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax asset is as follows:

	2006	2005
Undepreciated capital costs	$ 5,983	$ 5,983
Non-capital losses	529,547	555,851
Future income tax asset, before valuation allowance	535,530	561,834
Valuation allowance	(535,530)	(561,834)
Net future income tax asset	$ -	$ -

The timing of the utilization of the future tax assets is undeterminable. Consequently, a full valuation allowance has been provided against the future value of these assets.

c) Tax Loss Carry-Forwards

At December 31, 2006, the Company has losses available to reduce future taxable income which expire as follows:

2007	285,308
2008	238,692
2009	313,585
2010	58,650
2014	174,207
2015	165,173
2026	230,463
	$ 1,466,078

In addition to the above income tax loss amounts, there is an additional loss carry-forward available of $4,410 to offset income derived specifically from mining operations. The benefit of these losses has not been reflected in these financial statements.

8. Subsequent Events

Subsequent to the year end, the following transactions have occurred:

(a) On January 12, 2007, the Company issued 85,000 stock options at $0.20 each to an individual who became CFO and Director on January 10, 2007. The stock options vested immediately and expire in January 2012.

(b) On January 17, 2007 the Company closed a private placement for gross proceeds of $200,000 comprised of 1,000,000 units at $0.20 per unit. Each unit comprises of one share and one share purchase warrant exercisable at $0.25, for a term of 1 year from the date of distribution.

(c) On January 29, 2007 the Company entered into a joint venture agreement with Roche Bay to exploit extensive magnetite deposits in northern Canada. The agreement gives the Company an option to acquire up to a 50% equity interest in Roche Bay's Eastern deposits and to become operator of the exploration and construction project. The Company assumes the responsibility for raising financing and managing the completion of the feasibility study.

(d) On March 30, 2007, the Company entered into an agreement with a syndicate of agents to raise up to $20,000,000 by way of a private placement. The financing will be used to fund operations related to the Option Agreement with Roche Bay. The private placement offering will be comprised of non flow-through units at a price of $1.25 per unit and flow-through shares at the price of $1.50 per unit. Each non flow-through unit will consist of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $2.00 for a period of 2 years from the closing date. In connection with this private placement, the Company will pay the agents a commission of 8% of the gross proceeds of the placement together with agent's warrants equal in number to 8% of the units sold during the placement. Each agent warrant will entitle the agent to purchase one common share at an exercise price of $1.25 for a period of 18 months from the closing date.

(e) On April 23, 2007, the Company completed $1,000,000 of the $1,500,000 debt financing sought in connection with the Roche Bay transaction. The non-recourse loans were advanced by a director of the Company. A bonus equal to 20% of the loan principal advanced shall be paid in shares of the Company at the financing rate of $1.25 per share. The loans bear interest at 10% per annum and shall be payable upon completion of the Roche Bay transaction. The loan proceeds will be lent to Roche Bay pursuant to a further loan agreement. Should the Roche Bay transaction not be completed, the Company shall be released from all liability related to the loans and Roche Bay shall be wholly responsible for the repayment of the loans and all amounts related thereto.

END